[VE Letterhead]

October 18, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Branch Chief

Re:	Veolia Environment Form 20-F for the fiscal year ended December 31, 2006 File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated September 25, 2007 containing comments on the above-referenced filing. Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in the September 25 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Item 5. Operating, and Financial Review and Prospects

Accounting for Concessions, page 59

1.

We note that you have adopted IFRIC 12 as it relates to your accounting for service concessions. Please enhance your disclosures in future filings to further explain to your readers the impact that this implementation had on your financial statements and the impact it had on your reconciliation to US GAAP financial information. Please disclose and discuss the differences in your accounting under IFRIC 12 as compared to US GAAP and address the expected impact of these differences on future Periods. Please provide your proposed future disclosures on a supplemental basis.

Response:

The proposed enhancement of the future disclosure is the following.

Accounting for concession contracts under IFRIC 12

A substantial portion of the Group’s assets are used within the framework of concession or affermage contract granted by public sector customers (“grantors”) and/or used by concession companies purchased by the Group in connection with their full or partial privatization. They generally provide, directly or indirectly, for customer/grantor involvement in the determination of the service and the compensation received by the operator, and the return of the assets necessary for the performance of the service at the end of the contract.

In order to fall within the scope of IFRIC 12, a contract must satisfy the following two criteria:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
•	the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructure is not recognized on the balance sheet of the operator as property, plant and equipment, but instead is recognized as financial assets (“financial asset model”) and/or intangible assets (“intangible asset model”) depending on the compensation commitments given by the grantor.

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor. Financial assets resulting from the application of IFRIC 12 are recorded in the balance sheet under the heading “Operating financial assets” and recognized at amortized cost.

Revenues associated with this financial model include:

•	construction service revenue recognized by reference to the stage of completion (in accordance with IAS11);
•	financial income, representing a financial return on the “operating financial asset” measured at amortized cost (IAS39).
•	service compensation (recognized in accordance with IAS18).

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the amount recoverable. The intangible asset corresponds to the right (a license) granted by the concession grantor to the operator to charge users of the public service. When a partial contractual guarantee exists, a bifurcated model is applied and a financial asset and an intangible asset are recognized.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading “Concession intangible assets” and are amortized, generally on a straight-line basis, over the contract term (IAS38).

Under the intangible asset model, revenues include:

•	revenue from the construction of the infrastructure (in accordance with IAS11);
•	operating revenue relating to the infrastructure (recognized in accordance with IAS18)..

Impact of implementing IFRIC 12 in the primary GAAP financial statements

In the 2006 financial statements, the impacts of the first application of IFRIC 12 were presented in a comprehensive set of disclosure (notes 47, 48 and 49) for the three-year period ended December 31, 2006.

For fiscal year 2005, the main impacts were an increase in revenue of € 448.2 million and decreases in operating income, net income for the year attributable to equity holders of the parent and equity attributable to equity holders of the parent of, respectively, € 6.0 million, € 0.8 million and € 12.4 million.

In future filings, the Company will consider whether disclosure of these matters is necessary or appropriate.

Differences in our accounting under IFRIC 12 as compared to US GAAP, and impact in the reconciliation to US GAAP

Under US GAAP, infrastructure relating to concession and affermage contracts continues to be recognized as property, plant and equipment, similar to leasehold improvements. Revenue is recognized when the service is delivered in connection with the operation of the infrastructure. Property, plant and equipment are depreciated on a straight-line basis over the life of the assets or, if shorter, over the concession term.

Differences between our accounting under IFRIC12 and US GAAP mainly result from the timing of revenue recognition and its impact on net income and net equity.

First, under IFRIC12 we distinguish a construction phase and an operating phase. Over both phases, revenue is recognized respectively in accordance with IAS 11, IAS39 or IAS 18. Under US GAAP, no revenue is recognized before the infrastructure is operated; revenue is recognized when service is delivered in connection with the operation of the infrastructure.

Second, in the case of the financial asset model, revenue arises from the accounting for the IFRIC 12 financial asset at amortized cost. No such revenue is recognized under US GAAP, as revenue is recognized only for operating the infrastructure. As far as net income is concerned, a further difference arises from amortizing the property, plant and equipment under US GAAP, while in the IFRIC 12 “financial asset model”, the concession asset is a financial asset that is measured at amortized cost at each balance sheet date.

For fiscal year 2005, the impact results in decreases in net income attributable to equity holders of the parent as reported in the consolidated statements of income of € 1.0 million and in shareholders’ equity attributable to equity holders of the parent of € 44.0 million.

For fiscal year 2006, the impact is a decrease in net income attributable to equity holders of the parent as reported in the consolidated statements of income of € 14.5 million and a decrease in shareholders’ equity attributable to equity holders of the parent of € 81.9 million.

The net impact of such differences on the 2007 reconciliation to US GAAP will depend on the importance of new concession contracts won that include construction phases, and on the importance of new concession contracts treated under financial model.

Consolidated Financial Statements

General

2.	In future filings please cross reference all related information in the notes to the amounts on the face of your financial statements as required by paragraph 104 of IAS 1.

Response: In future filings, we will cross reference all related information in the notes to the amounts on the face of our financial statements.

Note 51.1 Summary or significant differences between US GAAP and IFRS, page F-118

3.

In regard to your disclosures related to IFRIC 4 and IFRIC 12, please revise future filings to provide a more comprehensive discussion of how you account for these transactions under US GAAP, including the specific nature of the differences and their impact on your financial statements and the US GAAP reconciliations. Please provide your proposed future disclosures on a supplemental basis.

Response: The proposed enhancement of the future disclosure is the following.

IFRIC4 /EITF 01-08 analysis

Under IFRS, the Group elected to early apply IFRIC 4 “Determining whether an arrangement contains a lease” on January 1, 2004. Certain industrial contracts and co-generation contracts have been considered as containing a lease that is accounted for as a financial lease in accordance with IAS 17. Consistent with IFRIC 4, the determination and the accounting of the financial asset as of January 1, 2004 have been made retrospectively.

Under US GAAP, Emerging Issues Task Force (EITF) 01-08 “Determining Whether an Arrangement Contains a Lease”, is effective prospectively for contracts entered into or significantly modified after January 1, 2004.

For contracts entered into before January 1, 2004 and not significantly modified after January 1, 2004, which are recognized as financial leases in accordance with IFRIC 4 and IAS17 under IFRS, the related infrastructure is recognized as property, plant and equipment under US GAAP. As a result, the differences between IFRIC4 and US GAAP mainly result from the pace of revenue recognition and its impact on net income and net equity. Under IFRIC 4, we distinguish the construction phase, with revenue recognized in accordance with IAS 11, from the operating phase, and we recognize a loan at amortized cost using the effective interest method. For US GAAP purposes we recognize revenue when services are delivered using the infrastructure, which is recognized as property, plant and equipment and amortized accordingly

For contracts entered into or significantly modified after January 1, 2004, there is no difference between IFRIC4 and US GAAP.

IFRIC12 analysis

In 2006, the Group elected to apply IFRIC 12 for the first time in its IFRS financial statements, as a retrospective change in accounting policy.

Under US GAAP, such infrastructure continues to be recognized as property, plant and equipment in a manner similar to leasehold improvements. Revenue is recognized when services are delivered in connection with the operation of the infrastructure. Property, plant and equipment is depreciated on a straight-line basis over the life of the assets or, if shorter, over the concession term.

Differences between our accounting under IFRIC12 and US GAAP mainly result from the timing of revenue recognition and its impact on net income and net equity.

First, under IFRIC12 we distinguish a construction phase and an operating phase. Over both phases, revenue is recognized, respectively, in accordance with IAS 11 and IAS 18. Under US GAAP, no revenue is recognized before the infrastructure is operated; revenue is recognized when service is delivered in connection with the operation of the infrastructure.

Second, in the case of the financial asset model, revenue arises from accounting for the IFRIC 12 financial asset at amortized cost. No such revenue is recognized under US GAAP, as revenue is recognized for operating the infrastructure. As far as net income is concerned, further differences arise from amortizing the property, plant and equipement under US GAAP, while in the IFRIC 12 “financial asset model”, the concession asset is a financial asset measured at amortized cost on each balance sheet date.

The net impact of such differences on the reconciliation to US GAAP therefore depends on the importance of new concessions contracts won that include construction phases, and on the importance of new concession contracts treated under financial model.

The impact of such differences is presented on one single line item in the reconciliation of shareholders’ equity and net income to US GAAP (note 51.3), as the Group is not in a position to break down the impact by nature of difference.

4.

In regard to your disclosure related to Income taxes, please revise future filings to provide a more comprehensive explanation of your disclosures regarding the impact of different US risk assessments in 2004 and 2005 and the impact of tax risks reserve reversals in 2006. Please provide your proposed future disclosures on a supplemental basis.

Response: The proposed enhancement of the future disclosure is the following.

Income taxes

For 2005, the reconciling items included a difference for recognizing and evaluating the impact of US tax risks relating to debt forgiveness from French units to a US Filter holding company called “Wasco”.

In 2006 we claimed for a worthless stock deduction on former activities of U.S. Filter including Wasco. Consequently, the loss of value in Wasco shares in the holding company of the US activities of Veolia have generated new significant tax loss carry forward and the previous tax attributes of US Filter entities (including the previous tax loss carry forward) have been cancelled. The tax uncertainties regarding the debt forgiveness have no more any impact on the tax position at the end of 2006 and the provision recognized in previous year was reversed.

Note 51.3 Reconciliation of shareholders’ equity and net income to US GAAP, page F-122

5.	We note that “others” in the amount of (23.3) in your reconciliation of net income for 2006 represents the third largest adjustment. Please explain to us what is included in this amount.

Response: The caption “Others” in the Company’s net income reconciliation includes the following items:

•	a negative € 9.0 million related to the impact of a contract amendment in 2006 on a concession contract which changed the accounting treatment in US GAAP from PPE to financial assets.,
•	a positive € 6.4 million related to impairment of tangible assets under IFRS for which the application of the provision of FAS 144 did not trigger an impairment calculation for US GAAP,
•	a negative € 3.3 million reconciling item in relation to the disposal loss of Southern Water arising from a difference in recognized actuarial gains/losses under IFRS and US GAAP,
•	a negative € 15.0 million related to intrinsic value recalculation of certain prior year stock option plans with performance conditions, further to subsequent analysis.
•	other individually non significant items that, in aggregate, represent a negative impact of € 2.4 million.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Alain Tchernonog, at +33 1 71 75 00 54, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

/s/ Jérôme Contamine

Jérôme Contamine

Senior Executive Vice President and Chief Financial Officer

cc: Alain Tchernonog, General Secretary

Veolia Environnement

Andrew Bernstein, Partner

Cleary Gottlieb Steen & Hamilton LLP